

USARIUM INC DBA PLANETARIANS

FINANCIAL STATEMENTS

For the fiscal year ending December 31, 2020 and 2019

(Unaudited)

STATEMENT OF INCOME
USARIUM INC DBA PLANETARIANS

For the year ended December 31, 2019 and 2020

		2019		2020
Sales	$	20,889	$	80,467
Total Sales	$	20,889	$	80,467
Other Income				
Other Revenue	$	27,767	$	69,594
Total Income	$	48,656	$	150,061
Cost of Goods Sold				
Cost of Goods Sold	$	7,621	$	119,037
Ingredients Expense	$	7,756		
Packaging	$	6,000		
Production Expense	$	30,943		
Shipping Expense	$	8,700	$	16,954
Total Cost of Goods Sold	$	61,020	$	135,991
Gross Profit	$	(12,364)	$	14,070
Operating Expenses				
Advertising	$	21,170	$	33,090
Automobile Expenses	$	311	$	140
Bank Service Charges	$	1,043	$	335
Consulting Expense	$	27,939	$	52,680
Depreciation Expense	$	2,364	$	2,364
Insurance	$	4,696	$	19
Legal Expenses	$	179,172	$	71,406
Marketing Expense	$	83,793	$	
Meals and Entertainment Expense	$	3,727	$	5,749
Miscellaneous Expense	$	6,628	$	6,995
Office Expenses	$	1,864	$	11,586
Online Software Services	$	7,159	$	8,250
Postage & Delivery	$	4,018	$	11,948
Rent	$	2,860	$	18,727
Research and Development	$	25,535	$	132,788
Sample Expense	$	985	$	
Tax and License	$	572	$	916
Telephone & Internet	$	901	$	1,315
Travel	$	35,242	$	16,666
Total Operating Expenses	$	407,612	$	374,974
Net Operating Income	**$**	**(419,976)**	**$**	**(360,906)**

USARIUM INC dba PLANETARIANS

BALANCE SHEET

As of December 31 ,2019 and 2020

	2019	2020
ASSETS		
Current Assets	Total	Total
Bank Accounts		
Business Checking		
Total Bank Accounts		
Accounts Receivable	$ 149,179	$ 4,536
Accounts Receivable (A/R)	$ 149,179	$ 4,536
Total Accounts Receivable		
Total Current Assets	$ 30	$ 61
Fixed Assets	$ 30	$ 61
Accumulated Depreciation	$ 149,179	$ 4,597
Furniture & Fixtures		
Total Fixed Assets	$ (9,935)	$ (12,299)
TOTAL ASSETS	$ 12,299	$ 12,299
LIABILITIES AND EQUITY	$ 2,364	$ -
Liabilities	$ 151,573	$ 4,597
Current Liabilities		
Accounts Payable		
Accounts Payable (A/P)		
Total Accounts Payable	$ -	
Total Current Liabilities		$ 97,150
Long-Term Liabilities	$ -	$ 97,150
SAFE		$ 97,150
Convertible Note Payable		
Total Long-Term Liabilities	$ 250,770	$ 277,020
	$	$ 90,561
Total Liabilities		
Equity	$ 250,770	$ 367,581
		$ 464,731
Common Stock	$ 250,770	
Preferred Stock	$ 17,067	$ 17,067
Retained Earnings	$ 669,937	$ 669,937
Net Income	$ (366,225)	$ (786,232)
Total Equity	$ (419,976)	$ (360,906)
TOTAL LIABILITIES AND EQUITY	$ (99,197)	$ (428,442)

USARIUM INC dba PLANETARIANS
Statement of Cash Flows
January - December 2019, 2020

	2019 Total		2020 Total	
OPERATING ACTIVITIES				
Net Income	$	(419,976)	$	(360,906)
Adjustments to reconcile Net Income to Net Cash provided by operations:				
Accounts Receivable (A/R)	$	(30)	$	(61)
Accumulated Depreciation	$	2,364	$	2,364
Accounts Payable (A/P)	$		$	97,150
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$	2,334	$	99,453
Net cash provided by operating activities	$	(422,310)	$	(261,453)
FINANCING ACTIVITIES				
SAFE	$	250,770	$	26,250
Convertible Note Payable				
Common Stock				90,561
Preferred Stock	$	322,437		
Net cash provided by financing activities	$	573,207	$	116,811
Net cash increase for period	$	150,897	$	(127,011)

USARIUM DBA PLANETARIANS
CONSOLIDATED STATEMENT OF EQUITY
2019 AND 2020

	COMMON STOCK		PREFERRED STOCK		Additional Paid-in Capital	Retained earnings (Accumulated Deficit)	Total
	Shares	Amount	Shares	Amount			
BEGINNING BALANCE, JANUARY 1, 2019	4,092,303	$ 17,067		$347,500		$ (364,518)	$ (49)
Contributions			1,136,955	$322,437			$ 322,437
Other comprehensive gain/loss							$ -
Net Income				$		$ (739,001)	$ (739,001)
ENDING BALANCE, DECEMBER 31, 2020		$ 17,067		669,937		$ (1,103,519)	$ (416,515)

USARIUM INC, DBA PLANETARIANS

NOTES TO THE FINANCIAL STATEMENTS

Fiscal years ending December 31, 2020 and 2019

1. ORGANIZATION AND PURPOSE

Usarium Inc. (the "Company") is a corporation organized under the laws of the State of Delaware. PLANETARIANS is a food technology company. PLANETARIANS developed a zero-waste technology, that allows processing multiple types of by-products used as animal feed into alternative meat.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting policies applied in the preparation of the accompanying financial statements follows:

a. **Basis of Accounting**
   The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States o America (GAAP). Under the accrual basis of accounting, revenues are recognized when earned and expenses are recorded at the time liabilities are incurred.

b. **Fiscal Year**
   The Company operates on a 52-week fiscal year ending on December 31.

c. **Cash Equivalents**
   Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic institutions. For the fiscal years ending December 31, 2020 and 2019, the Company's cash positions include its operating bank account.

d. **Legal Fees**
   Legal fees consist of legal services provided for creating financial instruments and patents.

e. **Use of Estimates**
   The preparation of financial statements requires management to make estimates and assumption that affect certain reporting amounts and disclosures. Accordingly, actual results could difer from those estimates.

3. SUBSEQUENT EVENTS

The Company has evaluated events and transactions subsequent to the period and would like to disclose the following: Board of Directors authorized the issuance of additional 4,000,000 (4 million) shares to reward current management, attract new employees and future investors. Additionally, Convertible

Note Payable account increased by $31,000 (thirty one thousand) as additional loans from officers were necessary to continue operations prior to fundraising.